On July 20th, 2026, Stephanie Weiss has been replaced by Meytal Galam as the CEO of MSPI and member of the Board of Directors.

On November 24th, 2025, Shawn Slaven has been replaced by Arun Ponnusamy as the CRO of MSPI.